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SEC FILE NUMBER
8-47885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

Roseland (City) | New Jersey (State) | 07068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Lupo | 973-712-3036 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) | New York (City) | New York (State) | 10112-0015 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SE*

DD 8/30/13

KW 8/30/13

AFFIRMATION

I, Frank Lupo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of and for the year ended June 30, 2013, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frank Lupo
Finance Director and Treasurer

Notary Public

8/28/13
Date

Jennifer A Weiss
Notary Public
New Jersey
My Commission Expires 6-17-2016

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, Inc.)
(S.E.C. I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2013, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

File pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, Inc.) as of June 30, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ADP Broker-Dealer, Inc. as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 28, 2013

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2013

ASSETS

CASH	$28,489,700
SERVICE FEE RECEIVABLE — Net of allowance for bad debt of $17,850	21,366,246
RECEIVABLE FROM AFFILIATE	6,759,996
OTHER ASSETS	261,543
TOTAL	$56,877,485

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$17,117,808
Taxes payable to affiliate	17,766,068
Accrued expenses and other liabilities	454,206
Total liabilities	35,338,082
STOCKHOLDER'S EQUITY:	
Common stock, $1,000 par value — authorized and outstanding, 100 shares	100,000
Paid-in capital	1,400,000
Retained earnings	20,039,403
Total stockholder's equity	21,539,403
TOTAL	$56,877,485

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of ADP Atlantic, Inc. (the "Parent"), which is a wholly owned subsidiary of ADP, Inc. (ADP).

Business Description — The Company was formed to provide 401(k) plans to existing and prospective clients of ADP. These 401(k) plans offer securities of major mutual fund companies and bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities and the disclosure of contingencies at the date of the financial statement.. Actual results could differ from the estimates included in the financial statement.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the affiliate. The Company is allocated by the affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statement or tax returns.

Cash — All cash is on deposit in a non-interest-bearing account with a major money center bank.

Service Fee Receivable — Service fee revenues are recorded when earned. The Company maintains an allowance for bad debt reserve through a combination of specific identification of accounts and percentages based on aging.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, service fee receivable, payable to affiliate, other assets, and accrued expenses and other liabilities.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services and other various liabilities.

Dividend to Parent — As a wholly owned subsidiary, the Company will from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, make cash dividends to the Parent.

Recent Accounting Pronouncements - ***Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*** (ASC 820 / 825) – In May 2011, the FASB issued ASU No. 2011-04. This update amended the fair value measurement guidance, which was designed to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards ("IFRS"). Although many of the changes for U.S. GAAP purposes are clarifications of existing guidance or wording changes to align with IFRS, additional disclosures about fair value measurements would be required, for nonpublic entities, including (i) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (ii) the valuation processes used and the sensitivity of fair value measurements related to investments categorized within Level 3 of the hierarchy of fair value measurements, and (iii) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial condition but for which the fair value is required to be disclosed. The amended fair value measurement guidance was effective for annual periods beginning after December 15, 2011. On February 7, 2013, the FASB issued ASU No. 2013-03 to clarify the applicability of a fair value disclosure requirement in ASC 825, *Financial Instruments* (as amended by ASU No. 2011-04), for nonpublic entities. Under the ASU, all nonpublic entities are exempt from having to disclose the fair value hierarchy level for fair value measurements of financial assets and financial liabilities that are disclosed in the footnotes to the financial statement but not reported at fair value in the statement of financial position. The ASU does not change any other fair value disclosure requirements in ASC 820, *Financial Instruments*, or ASC 825 and is effective immediately. The adoption of the amended guidance under ASU No. 2011-04 and ASU No. 2013-03 did not have a material impact on the Company's financial statement.

3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $7,000 at June 30, 2013, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statement and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions at June 30, 2013, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The ADP returns that include the Company's activity are no longer subject to federal tax examinations for tax years before 2011 or state and local examinations for tax years before 2008.

4. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of $10,269,426 which was $7,913,553 in excess of its required net capital of $2,355,873. The Company's ratio of aggregate indebtedness to net capital was 3.44 to 1 at June 30, 2013.

5. RELATED-PARTY TRANSACTIONS

Income Taxes —The Company is allocated by the affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the affiliate in the amount of $17,766,068 at June 30, 2013.

Management Services Fees — According to the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee of ADP's fully allocated costs and expenses plus a transfer pricing markup to the Company for each calendar quarter. In 2013, the transfer pricing markup was determined at 108% of fully allocated costs and expenses. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties.

The payable to affiliate represents management service fees payable to ADP that have been deferred until collection of the service fee revenue in accordance with the agreement.

Dividend to Parent — The Board of Directors approved and paid dividends of $42,500,000 to the Parent during the year ended June 30, 2013.

6. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to June 30, 2013 through the date this financial statement was issued, and determined there were no events or transactions during such period which would require recognition or disclosure in this financial statement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

August 28, 2013

ADP Broker-Dealer, Inc.
1 ADP Boulevard
Roseland, NJ 07068

In planning and performing our audit of the financial statements of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, Inc.) as of and for the year ended June 30, 2013 (on which we issued our report dated August 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended June 30, 2013.

During the year ended June 30, 2013, there was a deficiency in the operating effectiveness of certain controls related to the recording of related party transactions. The Company's review of related party transactions failed to detect and correct a material error in expenses recorded. The Company is in the process of remediating the material weakness by implementing enhancements to controls related to recording of related party transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the matter noted in the previous paragraph represented a material inadequacy during the year ended June 30, 2013.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP